

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Drew Valentine
Partner
DLA Piper
303 Colorado Street
Suite 3000
Austin, Texas 78701

>   **Re: QIWI PLC**
>   **Schedule TO-T**
>   **Filed July 19, 2022**
>   **File No. 005-87446**

Dear Mr. Valentine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T

Has the Company or its Board adopted a position on the Offer?, page 7

1.   We note the statement here that neither the Company nor its Board has expressed any position on the Offer and that "[y]ou must make your own decision as to whether to tender your Shares..." This statement is confusing, given that the Company is required to take a position with respect to the Offer within ten business days of the commencement pursuant to Rule 14e-2, and will be required to file and disseminate to target shareholders a Schedule 14D-9 explaining its position. Please revise.

Will there be a subsequent offering period?, page 8

2.   We note the following disclosure here, which is repeated later in the offering materials: "We do not currently anticipate that there will be a subsequent offering period."

Please revise to make clear that there cannot be a subsequent offering period for this Offer, since it is for less than all outstanding Shares. See Rule 14d-11(b).

Purpose of the Offer; Certain Effects of the Offer, page 14

3.   We note that QIWI PLC is incorporated in Cyprus. If fully subscribed (including overallotment option), Mr. Solinin will control 73.6% of the voting power of the Company after the Offer. Expand the disclosure to discuss the thresholds for control of QIWI or to take other actions under Cyprus law and the Company's bylaws. For example, we are aware that in certain foreign countries, 75% ownership (rather than a simple majority) is the relevant threshold necessary to take many corporate actions. Please revise to address how Mr. Solinin's ability to control QIWI and take certain corporate actions will change, if he goes from 66% to 73.6% ownership after the Offer. As noted, your discussion should focus on QIWI and its governing instruments, as well as Cyprus law.

Conditions of the Offer, page 21

4.   Please refer to the eighth bullet on page 21 which states that the Company may assert an offer condition triggered by "the commencement or material escalation, on or after July 19, 2022, ...of hostilities between the Russian Federation and Ukraine, any outbreak of a pandemic or contagious disease (including COVID-19 pandemic, to extent that there is any material adverse development...on or after July 19, 2022)." To avoid rendering the offer illusory, all offer conditions must be objectively determinable and outside the control of the bidder. Please revise to provide further descriptive detail about what could constitute a material escalation of either the COVID pandemic or the hostilities in Ukraine, such that shareholders can determine whether this condition has been "triggered."

5.   Refer to the condition listed in the third bullet point on page 22. As currently drafted, the condition encompasses a material change in ANY currency exchange rate. Consider narrowing the condition by singling out those currencies materially linked to the Company's business, or advise.

6.   Refer to the last paragraph in this section on page 23. Revise the first sentence indicating that the listed Offer conditions can be asserted or waived "at any time and from time to time." When an event occurs that "triggers" a listed Offer condition, you must promptly inform shareholders whether you will waive it and continue with the Offer, or assert the condition to terminate.

The Offer: Fees and Expenses, page 32

7.   Please disclose the itemized fees and expenses incurred in making the Offer. See Item 9 of Schedule TO and Item 1009 of Regulation MA.

General

8.   We note your assertion that financial statements are not material in the context of this Offer. However, Mr. Solinin and Dalliance are not publicly-reporting entities and this is not a tender offer for all outstanding Shares. See Instruction 2 to Item 10 of Schedule TO. While Mr. Solinin is already a significant shareholder of QIWI, he will become a materially larger shareholder if this Offer is fully subscribed, which may result in his increased ability to exercise control over this Cyprus corporation. (See our additional comment on this point). Please explain, on a supplemental basis, why you do not believe that financial statements of the bidders are material here. See Instruction 1 to Item 10 of Schedule TO. To the extent that a material portion of Mr. Solinin or Dalliance's assets consist of an equity stake in QIWI, this should be explained. In this regard, we note the following statement in the Offer to Purchase: "Mr. Solinin has acquired considerable financial resources form the Company's initial public offering and the dividends he has received as a shareholder of the Company." Alternatively, revise to provide the financial statements required by Item 10.

9.   Revise the Offer to Purchase to provide additional information about the Trading Halt of the Company's ADS' on the NASDAQ. Detail any developments since the Trading Halt in February and explain specifically the conditions/terms of the Halt and the reasons provided by the exchange. Describe any steps the Company has taken, will take, or has been advised to take in order to lift the Halt.

10.   Where you discuss Mr. Solinin's interests in the Offer throughout the offer materials, as well as where you reference trading of the Shares on the MOEX, note whether Mr. Solinin as a Russian national is eligible to trade on the MOEX. State whether he could sell Shares on the MOEX, including any Shares purchased in the Offer at an offer price that is half of recent trading prices there.

11.   See our last comment above regarding the trading price of the Shares on the MOEX. We further note that the last trading price for the ADSs before the Trading Halt was double the current Offer consideration. Revise the Offer materials to discuss how Mr. Solinin and Dalliance set the Offer price.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions